May 16, 2025

Corey Dias
Chief Executive Officer
ANFIELD ENERGY INC.
2005-4390 Grange Street, Burnaby
British Columbia, Canada, V5H 1P6

       Re: ANFIELD ENERGY INC.
           Draft Registration Statement on Form 20-F
           Submitted April 22, 2025
           CIK 0001519469
Dear Corey Dias:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F
Item 3. Key Information
B. Capitalization and Indebtedness, page 5

1. Please revise to describe whether your indebtedness is guaranteed or unguaranteed, secured or unsecured. In addition, indebtedness also includes indirect and contingent indebtedness. Refer to Item 3.B. of Form 20-F.
D. Risk Factors
There is substantial doubt regarding our ability to continue as a going concern, page 6

2. We note your disclosure that management has initiated a strict cost control program to effectively control expenditures, and that as a result of these cost control measures, it
 May 16, 2025
Page 2

       is expected that the current cash position will be sufficient to fund your needs for the
       2025 fiscal year. However, we also note your disclosure on page 47 that there is material uncertainty that casts significant doubt about your ability to continue as a going concern, subsequent to December 31, 2024. Please revise your disclosure to reconcile this apparent inconsistency or advise. Also, expand your disclosure to describe management's strict cost control program in more detail.
In connection with a potential Nasdaq listing of the Common Shares, as a foreign private issuer, we intend to follow certain home country, page 9

3. We note your disclose that you currently intend to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq rules for U.S. issuers. Please expand your disclosure to identify the home country corporate governance practices you currently intend to follow.
Item 4. Information on the Company
B. Business Overview, page 16

4. Please expand your disclosure to include a plan of operations and provide information comparable to the information required by Item 101(a)(2) of Regulation S-K. Refer to
       Paragraph 2 of Instructions to Item 4.B of Form 20-F.
General Development of the Business, page 16

5. We note your disclosure on pages 1 and 10 that you are an energy metals exploration, development and near-term production company that is committed to becoming a top-
       tier energy-related fuels supplier by creating value through sustainable, efficient growth in its energy metals assets. However, we also note your disclosure on page 16 that you are a uranium and vanadium development company which holds all of its mining assets in the United States. Please revise to disclose whether you intend to explore and develop energy metals beyond uranium and vanadium. Property, Plants and Equipment, page 17

6. We note that you have included a summary of your mineral properties, including your material properties and the Shootaring Canyon Mill. Based on your disclosure on page 15 of your financial statements it appears that you have other mineral properties, such as the Newsboy Gold and Artillery Peak. Please expand your mineral property disclosure to include summary disclosure for all properties, as required
       by Item 1303(a)(1) of Regulation S-K.
7. We note your disclosure on page 10 that you are a near-term production company.
       Consistent with Item 1303(b)(2) and Item 1304(b)(2) of Regulation S-K, please expand your Shootaring Canyon Mill and individual property disclosure to provide additional information regarding the permits required to mine and process and the status of these permits, along with your exploration plans and associated costs.
8. Please revise your filing to remove the information that does not comply with the S-K
       1300 definitions and requirements, such as the economic results of the preliminary economic assessment that are located on page 12, and the historical mineral resources that are located on page 43.
 May 16, 2025
Page 3

9. Please expand your mineral property disclosure to include the cost estimate to refurbish the Shootaring Canyon Mill and tailings facility, and to construct the vanadium processing circuit.
10. We note that you have combined your Velvet-Wood measured and indicated mineral resources that are located on page 19, however have not presented these resources separately. Please revise to present each class of mineral resource (measured, indicated, and inferred) together with the total measured and indicated resources, as required by Item 1303(b)(3) of Regulation S-K.
11. Please revise the footnote to each mineral resource table to clarify that the disclosed cut-off grade is the marginal cut-off grade, and clarify the costs that have been excluded from the marginal cut-off grade, such as your mining costs, and why these costs are not included in your cut-off grade calculation.
12. Please expand your mineral resource disclosure to explain the basis for the vanadium pentoxide price used in your resource calculations. For example, we note that you use a $70 per pound uranium price in your cut-off grade calculation, which is approximately a 3 year average uranium price. Additionally we note that you use a
       $12 per pound vanadium pentoxide price in your cut-off grade calculation, which appears to be substantially higher than current pricing and historical averages.
13. Please expand your mineral resource disclosure to explain the basis for the lower vanadium resource classification as compared to the uranium resource classification.
Proprietary Protection, page 17

14. We note your disclosure that your Radioactive Materials License (RML) is a scarce item within the United States, with only four currently granted. Please revise to provide your basis for this statement. Refer to Item 4.B.7 of Form 20-F.
Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 46

15. Please expand your disclosure to include a discussion of year-over-year changes of all line items included in the consolidated statements of comprehensive income. For example, please include discussion of changes in your accretion expenses, asset retirement obligations, gain on sale of royalty portfolio, and impairment expense.
       Refer to SEC Release No. 33-8350.
B. Liquidity and Capital Resources, page 47

16. Please include a discussion and analysis of cash flows from operating, investing and financing activities. Please ensure your discussion explains the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to SEC Release No. 33-8350.
17. Please revise to provide information regarding your material cash requirements, including commitments for capital expenditures, as of the end of the latest financial year and any subsequent interim period and an indication of the general purpose of
 May 16, 2025
Page 4

       such requirements and the anticipated sources of funds needed to satisfy such requirements. Refer to Item 5.B.3 of Form 20-F.
Item 6. Directors, Senior Management and Employees
B. Compensation, page 50

18. Please revise to provide executive compensation disclosures for your financial year ended December 31, 2024. Refer to Item 6.B of Form 20-F.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders, page 53

19. We note your disclosure that at January 22, 2025, 29 record holders were resident in the United States, holding a total of 172,343,914 Common Shares, and this number represents approximately 15.1% of your total issued and outstanding Common Shares at that date. Please revise to provide this information as of the most recent practicable date. Refer to Item 7.A of Form 20-F.
B. Related Party Transactions, page 54

20. Please ensure that you have provided all disclosure required by Item 7.B of Form 20-
       F for the period since the beginning of your preceding three financial years up to the date of your filing. In this regard, we note that it appears you have provided this disclosure for the fiscal years ended December 31, 2023 and December 31, 2024. Refer to Item 7.B of Form 20-F.
Item 19. Exhibits, page 67

21. We note your disclosure on page 54 that on August 2, 2024, you entered into a related party loan agreement with a director of the Company for $1,650,000. Please file this agreement as an exhibit to the registration statement, or tell us why you believe it is not required. Refer to Item 19 and Paragraph 4 of the Instructions as to Exhibits
       of Form 20-F.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page FS-1

22. Please request your auditor update the audit report to include the report date.
Consolidated Statements of Financial Position, page FS-1

23.    The balance of $7,774,764 on December 31, 2024 appears to be the total current
       liabilities balance. However, this balance has been included in the line item titled
          Long-term liabilities.    Please revise.
Notes to Consolidated Financial Statements
Note 6. Property and Equipment, page FS-14

24. You disclose there were favorable changes in the market conditions for uranium production, as well as other factors, which indicated the impairment loss recognized in prior periods in relation to the Shootaring mill no longer exists. As a result, the
       Company reversed the total impairment of $21,986,159 along with the changes to the
       ARO estimates for the period between the impairment and December 31, 2023. Please
 May 16, 2025
Page 5

      address the following:

             Disclose further detail about the events and circumstances that led to the reversal of the impairment loss. Refer to paragraph 130(a) of IAS 36.

             Disclose the carrying amount of the impaired asset prior to the reversal.

             Disclose the recoverable amount and disclose whether recoverable amount is the fair value less costs of disposal or the value in use. Refer to paragraph 130(e) of
           IAS 36.

             Disclose the assumptions used to determine the recoverable amount of the assets.
           Refer to paragraph 132 of IAS 36.

             Clarify the useful life used to calculated depreciation expense and explain why no depreciation was recorded in fiscal year 2024. Refer to paragraph 124 of IAS 36.
Note 14. Segmented Information, page FS-31

25. Please revise to provide the required disclosures of IFRS 8, paragraphs 20 through 28 and paragraph 31, to the extent applicable or explain why you do not believe the disclosure is necessary.
        Please contact Myra Moosariparambil at 202-551-3796 or Steve Lo at 202-551-3394
if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-
Meissner at 202-551-6548 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Richard Raymer, Esq.